Exhibit 99.1

NOTICE OF SPECIAL MEETING OF

THE SHAREHOLDERS OF SSR MINING INC.

NOTICE IS HEREBY GIVEN that the special meeting (the “SSR Meeting”) of the holders (the “SSR Shareholders”) of common shares (the “SSR Common Shares”) of SSR Mining Inc. (“SSR”) will be held virtually by live audio webcast at https://web.lumiagm.com/210935442 on July 10, 2020 at 9:00 a.m. (Vancouver time), for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “SSR Share Resolution”) to approve the issuance of SSR Common Shares in connection with a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon) involving SSR, Alacer Gold Corp. (“Alacer”) and the shareholders of Alacer, pursuant to the requirements of the Toronto Stock Exchange and the Nasdaq Global Select Market. The full text of the SSR Share Resolution is set forth in Appendix A to the accompanying joint management information circular dated June 2, 2020 (the “Circular”);

2.	to set the number of directors at ten, conditional on the completion of the Arrangement (the “SSR Board Resolution”); and

3.	to transact such further and other business as may properly be brought before the SSR Meeting or any adjournment or postponement thereof.

To address public health measures arising from the unprecedented public health impact of Coronavirus Disease 2019 (COVID-19) and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the SSR Meeting will be held in a virtual-only format conducted by live audio webcast at https://web.lumiagm.com/210935442. The virtual SSR Meeting will be accessible online starting at 8:00 a.m. (Vancouver time) on July 10, 2020. SSR Shareholders regardless of geographic location will have an equal opportunity to participate in the SSR Meeting online. SSR Shareholders will not be able to attend the SSR Meeting in person.

The Circular includes more detailed information relating to the matters to be considered at the SSR Meeting. The record date for determining the SSR Shareholders entitled to receive notice of and vote at the SSR Meeting is the close of business on June 1, 2020.

An SSR Shareholder may attend the SSR Meeting virtually or may be represented at the SSR Meeting by proxy. Registered SSR Shareholders who are unable to virtually attend the SSR Meeting, or an adjournment or postponement thereof, are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the accompanying Circular. Forms of proxy must be returned to Computershare Investor Services Inc. (“Computershare”), SSR’s transfer agent, prior to 9:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the SSR Meeting or any adjournment or postponement of the SSR Meeting. Notwithstanding the foregoing, the Chair of the SSR Meeting has discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chair of the SSR Meeting at his or her discretion, without notice.

If you are a non-registered holder of SSR Common Shares and a non-objecting beneficial owner, and receive a voting instruction form from Broadridge Financial Solutions, Inc., please complete and return the voting instruction form provided to you in accordance with the instructions provided with the voting instruction form and in the accompanying Circular. If you are a non-registered holder of SSR Common Shares and an objecting beneficial owner, and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

SSR Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the accompanying Circular carefully before submitting the form of proxy or voting instruction form.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to virtually attend the SSR Meeting, it should be noted that the vast majority of our shareholders vote by proxy in advance of the SSR Meeting and a virtual SSR Meeting will not change that. Indeed we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the SSR Meeting.

If you have any questions regarding the SSR Meeting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America) or 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

THE SSR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SSR SHAREHOLDERS VOTE FOR THE SSR SHARE RESOLUTION AND THE SSR BOARD RESOLUTION.

DATED at Vancouver, British Columbia, this 2nd day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “A.E. Michael Anglin”

A.E. Michael Anglin Chair